Exhibit 99.1

Change of Auditor Notice

ARC Resources Ltd. (ARC) hereby gives notice, pursuant to Section 4.11 of National Instrument 51-102, as follows:

1.	ARC currently engages Deloitte LLP (Deloitte) as its auditor. On July 28, 2016, following completion of a tender process, the Board of Directors (on the recommendation of the Audit Committee) determined that PricewaterhouseCoopers LLP (PwC) is to be appointed as ARC’s auditor for the 2017 fiscal year, subject to shareholder approval. Deloitte will continue to act as ARC’s auditor for the remainder of the fiscal year ended December 31, 2016.

2.	Deloitte’s reports on ARC’s financial statements relating to the period commencing at the beginning of ARC’s two most recently completed financial years, being Deloitte’s reports on the financial statements for the fiscal years ended December 31, 2015 and 2014, have not expressed any modified opinion.

3.	There have been no reportable events (including disagreements, consultations or unresolved issues) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 2nd day of August, 2016